Mail Stop 3561

December 1, 2006

Jeffrey Mayer, President
MxEnergy Holdings Inc.
595 Summer Street, Suite 300
Stamford, CT 06901

> **Re: MxEnergy Holdings Inc. and co-registrants**
> **Registration Statement on Form S-4**
> **Filed November 3, 2006**
> **File No. 333-138425 to -12**

Dear Mr. Mayer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

2. Please file all required exhibits, including the letter of transmittal and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

3. Please avoid using defined terms or including a list of definitions or a glossary in the prospectus. Please revise to briefly define the term the first time it is used, or revise so that the meaning of the term is clear from its context.

Outside Front Cover Page of Prospectus

4. We note your disclosure that the offer will close at 5:00 p.m. As currently disclosed the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm to us that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

5. Please revise the cover page to disclose the following:

    - That the new notes are substantially identical to the old notes;

    - Each broker-dealer that receives the new securities pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new securities; and

    - If the broker-dealer acquired the old securities as a result of market making or other trading activities, the broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resale of the new securities.

Market and Industry Data, page i

6. Please revise to omit the disclaimer language in the last two sentences since you are responsible for the entire content of the prospectus.

The Exchange Offer, page 3

7. Please disclose that the old notes will be exchanged promptly upon expiration of the exchange offer. Also, your disclosure should indicate that you will promptly return any old notes not accepted by you for any reason after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer as applicable. Please revise here and throughout your document, as necessary.

8. We note that you state that each broker-dealer that receives new notes for its own account in exchange for original notes, where the original notes were acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Please revise to add that these broker-dealers may be statutory underwriters. Similarly, please revise the related risk factor on page 26.

Summary of Terms of New Notes, page 6

9. Please revise, here and under the descriptions of the new notes and other indebtedness, to clarify the ranking of the new notes and guarantees. We note that on page 22 you state that the new notes and guarantees are effectively subordinated to your existing and future secured creditors, including those under the revolving credit facility and the hedge facility. In addition, please quantify the amount of debt that is currently senior to the notes or ranks equally with the notes.

Summary Historical and Pro Forma Financial and Other Data, page 10

10. Please disclose in greater detail the specific manner in which you *use* EBITDA and adjusted EBITDA to *conduct* or *evaluate* your business. In this regard, you should expand on how you *use* such measures "only supplementally," as you note on page 12. If you do not use the measures to *conduct* or *evaluate* your business, explain your basis for presenting the measures as indicators of performance. See Question 8 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," available on our website at www.sec.gov. Finally, we are not clear on how you compensate for including non-GAAP measures by *relying* primarily on GAAP results. If you rely on GAAP results, we are not clear on why you present alternative measures. Please clarify or revise here and throughout the filing where EBITDA and adjusted EBITDA are discussed.

Ratio of Earnings to Fixed Charges, page 13

11. Please revise to include information for the latest interim period for which financial statements are presented in the document. Refer to Item 503(d)(1) of Regulation S-K.

Risk Factors, page 14

12. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

- We are subject to competition in each of our markets, page 17;
- We may not be able to manage our growth successfully…, page 18; and
- We may need to raise additional capital,…page 19.

Please note these are examples only. Review your entire risk factor section and revise as necessary.

Our success depends on key members of our management, …, page 20

13. Please identify the key personnel upon whom you depend. Please also expand to make this risk more specific to your company and explain why you face this risk. For example, if applicable, disclose whether any key personnel are nearing retirement. As drafted, this risk factor is generic.

14. We note that some of your risk factor subheadings merely state facts about your business rather than describing the risk that is being discussed. For example,

   • Our interest expense would increase if interest rates increase, page 21; and
   • We will require a significant amount of cash to service our debt, …page 21.

   Please revise your risk factor subheadings to ensure that they reflect the risk you describe in the text.

Risks Related to the Notes, the Offering and the Exchange, page 22

15. We note that on page 146 you disclose that holders of the new notes will be required to include original issue discount in gross income in advance of the receipt of cash attributable to that income. Please consider revising to discuss this risk.

The Exchange Offer, page 30

16. You state that you will issue a public announcement of the extension before 9:00 a.m. on the next business day after the scheduled expiration date. According to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm to us that you will disclose the number of securities tendered as of that date if you extend your offering.

Use of Proceeds, page 39

17. Please confirm the debt discount is the only debt issuance cost associated with the issuance of the notes. If not, please revise "Use of Proceeds" to disclose the proceeds less all note-related issuance costs.

18. Given the notes are variable rate, please tell us why they were issued at a discount. If the spread over LIBOR does not represent the market rate of interest applicable to you, please tell us why the stated interest rate was not established at a market rate.

Unaudited Pro Forma Condensed Consolidated Balance Sheet As of June 30, 2006, page 42

Note (b), page 43

19. On page 43, you disclose that you were entitled to a refund of $1,781 and that you recorded a charge to earnings of approximately $594 upon repayment of the bridge loan. On page 45, you disclose that you incurred a charge of $1,482, after tax, upon repayment of the bridge loan. Please reconcile these amounts for us and explain why the adjustment to retained earnings on the pro forma balance sheet was $352 versus $1,482. In addition, please tell us whether the debt financing cash outlay of $2.347 million on page F-6 bears any relationship to the *pre-tax* amounts of $2.375 and $2.5 million on pages 43 and 45, respectively. In this regard, please provide us with a detailed analysis of the charges associated with your bridge financing, the anticipated amortization period, the actual amortization period prior to write-off, and the stated interest rate in the bridge so that we can recalculate these charges as well as the pro forma interest expense assuming the bridge was permanent financing. Note 14 suggests that the total fees for the bridge loan were $800,000. Tell us how any fees relating to the bridge financing were treated in your representation that pro forma interest expense would have been $3,200 lower assuming the bridge financing costs were in effect.

20. Please tell us how the "Deferred transaction fees and expenses associated with the financing of the acquisition" arose as well as the nature of such fees and expenses. If they are financing fees associated with the notes, please review "Use of Proceeds" on page 39 and consider whether these fees would reduce the net proceeds. If not, please tell us why.

Unaudited Pro Forma Condensed Consolidated Statement of Operations…, page 44

Note (e), page 44

21. Please revise your pro forma statement of operations to reflect the amortization of your $4.75 million debt discount. If this amortization is already reflected in your interest expense pro forma adjustment, described in note (e), please disclose how you are amortizing such discount and the amount.

22. Please disclose if you used the current LIBOR interest rate or the average LIBOR rate during the year ended June 30, 2006 in computing pro forma interest expense related to your variable rate debt and revolver. If you used the average variable rate, please tell us in detail why you believe that rate was more appropriate than the current rate. Also, if you continue to use rates other than the current LIBOR interest rate, please provide prominent disclosure of the basis of presentation and the anticipated effects of the current interest rate environment in the introduction to the pro forma financial statements. Finally, please also disclose the effect on pro forma net income of a 1/8% variance in interest rates on your variable rate debt.

23. Please expand your disclosure to further explain, if true, that you recast historical interest expense due to a new credit facility.

Selected Historical Financial and Other Data of MxEnergy, page 46

Note (c), page 47

24. Please reconcile Adjusted EBITDA to net income for fiscal years 2002 and 2003.

Management's Discussion and Analysis of Financial Condition and Results…, page 50

25. We note that on page 51 you disclose that your average customer attrition rate is approximately 23%, which you believe is consistent with the industry average. Further, on page 85, you state that you maintain a consistently high customer retention rate, and on page 16, you disclose that you have experienced higher than usual customer attrition in connection with your acquisition of SESCo. Please reconcile your disclosures or provide enough additional information in each instance to place the statements in the appropriate context.

26. Your discussion of customers served suggests that MxEnergy served approximately 714,000 RCEs as of June 30, 2006, when, in fact, MxEnergy served 387,000 and SESCo served 327,000 RCEs as of that date. While certain pro forma statistics may be helpful in discussing your business as it presently exists, it should be clear that such amounts are pro forma with equal regard given to historical amounts since such pro forma customers served may not have existed had the acquisition in fact occurred at June 30, 2006. Lastly, please consider clarifying that of the 714,000 RCEs, 12,000 are non-gas.

27. Please quantify the effect of the termination of 142,500 Percent of Income Payment Plan RCEs on SESCo's results of operations for the year ended June 30, 2006.

28. Please tell us the reasons, business or otherwise, that the LDC's guarantee or purchase your accounts receivable due to gas sales.

Results of Operations, page 54

29. Please revise your disclosure in this section to ensure your discussion and analysis of your results of operations is not merely a recitation of changes evident from the financial statements. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed and provide analysis explaining the underlying reasons for the fluctuations. See Item 303(a)(3) of Regulation S-K.

Year Ended June 30, 2006 Compared with Year Ended June 30, 2005, page 55

30. We are unclear on what the $2.3 million charge related to MxEnergy's election not to perform hedge accounting is intended to convey. Please advise whether this is a specific charge and where it is classified in the determination of net income. If your statement is intended to disclose the amount of charge that would have been included in OCI, as opposed to net income, we do not believe this is a balanced presentation since there would be prior period amounts that would be included in net income from OCI as the related item is recognized. Please also consider whether clarifying disclosure may be necessary based on our comment.

31. Provide a discussion of the reason(s) for the decrease in advertising and marketing expenses as it appears from previous discussion of acquisition activities that your business plan is focused on growth in RCEs. We assume you classify the periodic recognition of customer acquisition costs in amortization and depreciation. Please differentiate amortization of these costs from depreciation of tangible property in your discussion. Since this amortization is similar in purpose to advertising and marketing, please correlate your discussion of these items to the extent applicable.

32. Each time you present Adjusted EBITDA, please identify it as a non-GAAP measure of performance or liquidity, as applicable, and provide a cross reference to the non-GAAP disclosures provided elsewhere in the filing. In this regard, your disclosure on page 54 might suggest it is a liquidity measure based on financial covenants in your credit agreements, while previous discussions would suggest it is a performance measure. Please ensure your discussion of how the measure is *used* is consistent throughout the document.

Management, page 88

33. Describe briefly any arrangement pursuant to which the directors have been named as directors. See Item 401(a) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 101

34. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Sowood Commodity Partners Fund LP and Charter MX LLC.

Certain Relationships and Related Transactions, page 105

35. Disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed.

Description of Other Indebtedness, page 107

36. Please disclose the amounts outstanding under the revolving credit facility and the Sowood loan.

Description of the New Notes, page 110

37. We note that it appears you have inserted sections of the indenture into the prospectus. For example, refer to the discussion of covenants that begins on page 114 or the description of the events of default that starts on page 123. Please revise to more succinctly and clearly describe these terms of the indenture.

Change of Control, page 113

38. Please revise to describe the events that trigger the change of control provision. Please also quantify the term "all or substantially all," or in the alternative, disclose the established meaning of the phrase under the applicable governing law of the indenture. If an established meaning is not available, then disclose the effects of the uncertainty on the ability of a preferred shareholder or debt holder to determine when a change of control has occurred.

Certain United States Federal Income Tax Considerations, page 145

39. Please revise the caption to remove the term "certain" and clarify that you have disclosed the material U.S. federal income tax "consequences." Refer to Item 4(a)(6) of Form S-4.

Financial Statements, page F-1

40. Please update to include financial statements for the interim period ending September 30, 2006. These financial statements may be unaudited. Refer to Rule 3-12 of Regulation S-X. Likewise, please update all financial information presented throughout the filing and any related discussions, as applicable.

Consolidated Statements of Cash Flows, page F-6

41. Your use of the non-cash adjective in describing stock compensation on page F-6 appears repetitive since stock compensation does not typically require the outlay of cash. Further, if your non-cash interest expense represents amortization of previously paid financing fees or some other item, you should use a more descriptive caption.

Revenue Recognition, page F-7

42. Please explain to us the circumstances under which title passes upon delivery to the local distribution companies, resulting in the recognition of revenue prior to the period in which the commodity is consumed by the customer.

Allowance for Doubtful Accounts, page F-8

43. With reference to the accounting guidance in paragraph 11 of SFAS 140, please explain to us how you account for the sale of customer billings to LDCs, including how they meet the requirements of a sale in paragraph 9 of SFAS 140.

Impairment of Long-Lived Assets, page F-9

44. Please expand your disclosure to explain how you calculate the amount of the impairment loss.

Note 6. Acquisitions, page F-16

45. We note the acquisition of certain natural gas contracts of Castle Power resulted in recording a liability for below market contracts with the additional purchase price capitalized as customer acquisition costs. We assume that the amortization of the liability is reflected as additional revenue in the income statement. Please tell us how cash flows from operating activities are adjusted for this "non-cash" income in your statement of cash flows.

46. Please tell us the financial statement implications for the difference in the accounting for business combinations as opposed to asset acquisitions for each of the acquisitions described in Note 6.

Note 8. Commitments, page F-19

Operating Leases, page F-19

47. Please disclose how you account for the escalation clauses present in your operating leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, please disclose as such. If our assumption is incorrect, please tell us how your accounting complies with paragraph 15 of SFAS 13 and FTB 88-1.

Note 10. Redeemable Convertible Preferred Stock, page F-21

48. We note that you did not adjust the preferred stock to its redemption amount because it is only contingently redeemable and it is not probable that it will become redeemable. In accordance with paragraph 15 of EITF D-98, please disclose why it is not probable that the

preferred stock will become redeemable. Additionally, please explain to us the scenario that would give rise to adjusting the preferred stock to its redemption value in the event the annualized IRR was other than 25%-40%.

49. Please disclose the price at which the holders may "put" the preferred stock to you in the event the IRR does not at least equal 25% per annum.

Note 13. Segment Information, page F-27

50. Please disclose total assets for each reportable segment. Refer to the requirements of paragraph 27 of SFAS 131.

Schedule II, page F-31

51. Please tell us the reason for the large deduction from the allowance in fiscal 2005.

Retail Energy Business of Shell Energy Services Company, L.L.C.

Statements of Operations and Comprehensive Income, page F-34

52. Please ensure it is clear that the income tax provision is a pro forma amount.

53. Please disclose the amount of pro forma income tax expense or benefits allocated to each component of other comprehensive income, including reclassification adjustments. See paragraph 25 of SFAS 130.

Revenue Recognition, page F-39

54. You disclose that invoices to customers may include pass-through amounts relating to the transmission and distribution of the commodity, which are provided by the incumbent utility. You record these pass-through amounts in revenues and cost of sales as you bear the related credit risk. With reference to the other indicators of gross revenue reporting discussed in paragraphs 7-14 of EITF 99-19, please justify why it is appropriate to record these amounts gross. In doing so, please note that based on paragraph 14 of this guidance, credit risk provides weaker evidence that you are a principal in the transaction. Therefore, this indicator alone would most likely not result in a conclusion to record revenue gross.

Note 5. Intangible Assets, page F-41

55. Please disclose amortization expense for each period presented. See paragraph 45(a)(2) of SFAS 142.

Registration Statements on Form S-4, File No. 333-138425-01 to -12

56. Please revise to comply, as applicable, with our comments above.

57. Please disclose on the cover page that the senior notes are guaranteed. Revise the disclosure throughout to state the nature of the subsidiary guarantees. Please clarify whether the subsidiary guarantors will provide "full" and unconditional guarantees of the senior notes.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sarah Goldberg, Accountant, at (202) 551- 3340 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Chernick, Esq.
Paul, Hastings, Janofsky & Walker LLP
Via Fax: (212) 319-4090